UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Dynabazaar, Inc.
(formerly known as FairMarket, Inc.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

26779R 10 4
(CUSIP Number)

Edward Weiss, Esq.	Gregory R. Blatt, Esq.
EVP & General Counsel	EVP, General Counsel & Secretary
Ticketmaster	IAC/InterActiveCorp
8800 Sunset Blvd.	152 West 57th Street, 42nd Floor
Los Angeles, CA 90069	New York, New York 10019
(310) 360-3370	(212) 314-7300

(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

September 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 10)

CUSIP No. 26779R 10 4 Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TICKETMASTER (95-4546874)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Not applicable.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 26779R 10 4 Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Not applicable.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 26779R 10 4 Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Not applicable.

14.	Type of Reporting Person (See Instructions) IN

Cusip No. 26779R 10 4	Page 5 of 10 Pages

Explanatory Note

Reference is made to the Statement on Schedule 13D, dated June 25, 2003, filed by IAC/InterActiveCorp, a Delaware corporation (“IAC”), Ticketmaster, a Delaware corporation, and a wholly owned subsidiary of IAC (“Ticketmaster”) and Barry Diller, the Chairman and Chief Executive Officer of IAC (together with IAC and Ticketmaster, the “Reporting Persons”), as amended or supplemented from time to time (the “Schedule 13D”) in respect of the acquisition and beneficial ownership of shares of Common Stock (as defined in Item 1 below) of Dynabazaar, Inc.  In connection with this Amendment No. 2 to the Schedule 13D, the following Items of the Schedule 13D are hereby amended, restated and/or supplemented as follows:

Item 1.                   Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”), of Dynabazaar, Inc. (formerly known as Fairmarket, Inc.), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Item 2.                   Identity and Background

This Schedule 13D is being filed by Ticketmaster, IAC and Barry Diller.  The principal business offices of Ticketmaster are located at 8800 Sunset Blvd., Los Angeles, California 90069.  Ticketmaster provides automated ticketing services to its client venues, promoters and sport franchises, which provide patrons with the alternatives of purchasing tickets through operator-staffed call centers, the Internet and independent sales outlets. The principal business offices of IAC are located at 152 West 57th Street, New York, NY 10019.  IAC operates leading and diversified businesses in sectors being transformed by the internet, online and offline... its mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world.

Prior the sale of the shares of Company Common Stock covered by this Schedule13D (the “Shares”) described in Item 5 below, Ticketmaster was the record owner of the Shares, and thus had the direct power to vote and direct the disposition of the Shares.  As the sole parent of Ticketmaster, IAC had the indirect power to vote and dispose of the Shares.   Barry Diller, the Chairman and Chief Executive Officer of IAC, and Liberty Media Corporation are parties to an Amended and Restated Stockholders Agreement, dated August 9, 2005 (the “IAC Stockholders Agreement”) relating to IAC.  Mr. Diller’s business address is c/o IAC at 152 West 57th Street, New York, New York 10019.  Through his own holdings and the IAC Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control approximately 58.2% of the outstanding total voting power of IAC.  As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders.

Cusip No. 26779R 10 4	Page 6 of 10 Pages

The Reporting Persons entered into a Joint Filing Agreement, dated June 25, 2003, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which they agreed to file this Schedule 13D (and any related amendments or supplements thereto) jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Annex A and Annex B to this Schedule 13D, both of which are attached hereto and are incorporated by reference herein, contain the following information concerning each director, executive officer and controlling person of Ticketmaster and IAC, respectively: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted.  To the knowledge of Ticketmaster and IAC, each of the persons named on Annex A and Annex B, respectively (the “Annexed Persons”), is a United States citizen.  During the last five years, none of Ticketmaster, IAC nor any of the Annexed Persons (to the knowledge of Ticketmaster and IAC, as applicable) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.                                                           Interest in Securities of the Issuer

(a)                                  None.

(b)                                 None.

(c)                                  On September 28, 2006, Ticketmaster sold 2,250,000 shares of Company Common Stock at a price of $0.30 per share.   This sale was effected by way of a block trade through a broker in the over-the-counter market.

(d)                                 Not applicable.

(e)                                  Following the sale described in Item 5(c) above, the Reporting Persons ceased to be the beneficial owners of the Shares (or, in other words, ceased to be the beneficial owners of more than five percent of Company Common Stock) on September 28, 2006.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 2 and any agreement set forth as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 or between such Reporting Persons and any other person with respect to any securities of the Company.

Item 7.                                                           Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1*	Joint Filing Agreement by and among Ticketmaster, IAC/InterActiveCorp and Barry Diller, dated June 25, 2003.

*                    Previously filed.

Cusip No. 26779R 10 4	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  October 3, 2006

TICKETMASTER

By:	/s/ Edward Weiss
Edward Weiss
Executive Vice President & General Counsel

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Gregg Winiarski
Vice President and Associate General Counsel

BARRY DILLER

/s/ Barry Diller

Cusip No. 26779R 10 4	Page 8 of 10 Pages

INDEX TO EXHIBITS

99.1*	Joint Filing Agreement by and among Ticketmaster, IAC/InterActiveCorp and Barry Diller, dated June 25, 2003.

*                                         Previously filed.

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Cusip No. 26779R 10 4	Page 9 of 10 Pages

ANNEX A TO SCHEDULE 13D/A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Ticketmaster.  The name of each person who is a director of Ticketmaster is marked with an asterisk.  Unless otherwise indicated, the business address of each person listed below is 8800 Sunset Blvd., Los Angeles, California 90069.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Terry Barnes	Chairman and Chief Executive Officer, Ticketmaster	Ticketmaster
Gregory R. Blatt* 152 West 57th Street New York, New York, 10019	Executive Vice President, General Counsel and Secretary, IAC	IAC
Susan Bracey	Executive Vice President, Chief Financial Officer & Treasurer, Ticketmaster	Ticketmaster
Thomas J. McInerney* 152 West 57th Street New York, New York, 10019	Executive Vice President and Chief Financial Officer, IAC	IAC
Sean Moriarty	President and Chief Operating Officer, Ticketmaster	Ticketmaster
David Goldberg	Executive Vice President, Sales & Marketing, Ticketmaster	Ticketmaster
Eric Korman	Executive Vice President, Ticketmaster	Ticketmaster
Brian Pike	Chief Technology Officer, Ticketmaster	Ticketmaster
Edward Weiss	Executive Vice President, General Counsel, Ticketmaster	Ticketmaster

Each person listed above is a citizen of the United States of America.

A-1

Cusip No. 26779R 10 4	Page 10 of 10 Pages

ANNEX B TO SCHEDULE 13D/A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of IAC/InterActive Corp. (“Inc”).  The name of each person who is a director of IAC is marked with an asterisk.  Mr. Barry Diller is also a controlling person of IAC.  Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, New York, 10019.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
William H. Berkman* 650 Madison Avenue New York, New York 10022	Managing Partner	Associated Group, LLC
Gregory R. Blatt	Executive Vice President, General Counsel and Secretary, IAC	IAC
Edgar Bronfman, Jr.* 75 Rockefeller Plaza New York, New York 10019	Chairman & Chief Executive Officer, Warner Music Group	Warner Music Group
Barry Diller*	Chairman and Chief Executive Officer, IAC	IAC
Victor A. Kaufman*	Vice Chairman, IAC	IAC
Donald R. Keough* 711 Fifth Avenue New York, New York 10022	Chairman (in a non-executive capacity), Allen & Company LLC	Allen & Company LLC
Douglas R. Lebda	President and Chief Operating Officer	IAC
Bryan Lourd* 9830 Wilshire Blvd. Beverly Hills, California 90202	Managing Partner, Creative Artists Agency	Creative Artists Agency
John C. Malone* 12300 Liberty Boulevard Englewood, Colorado 80112	Chairman, Liberty Media Corporation	Liberty Media Corporation
Arthur C. Martinez* 20 Dayton Avenue Greenwich, Connecticut 06830	Retired	Not applicable
Thomas J. McInerney	Executive Vice President and Chief Financial Officer, IAC	IAC
Steven Rattner* 375 Park Avenue New York, New York 10152	Managing Partner, Quadrangle Group LLC	Quadrangle Group LLC
General H. Norman Schwarzkopf* 400 North Ashley Street Suite 3050 Tampa, Florida 33602	Retired	Not applicable
Alan G. Spoon* 1000 Winter Street Suite 3350 Waltham, Massachusetts 02451	Managing General Partner, Polaris Venture Partners	Polaris Venture Partners
Diane Von Furstenberg* 389 West 12th Street New York, New York	Chairman, Diane Von Furstenberg Studio, L.P.	Diane Von Furstenberg Studio L.P.

Each person listed above is a citizen of the United States of America.

A-2